Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 30, 2023

On August 30, 2023, Diversified Healthcare Trust and Office Properties Income Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust and Office Properties Income Trust

To Adjourn Respective Special Meetings of Shareholders

Newton, MA (August 30, 2023): Diversified Healthcare Trust (Nasdaq: DHC) and Office Properties Income Trust (Nasdaq: OPI) today announced that they will convene and immediately adjourn their respective Special Meeting of Shareholders scheduled for today on the pending business combination transaction between OPI and DHC (the “Special Meetings”) in order to continue ongoing discussions with representatives of OPI and DHC and their respective shareholders.

The Special Meetings will be adjourned until Wednesday, September 6, at 10:00 am Eastern Time for OPI and 11:00 a.m. Eastern Time for DHC. The polls remain open for voting at the Special Meetings. The record date for DHC and OPI shareholders entitled to vote at the Special Meetings remains June 16, 2023 (the “Record Date”).

•	DHC shareholders (as of the Record Date): The DHC Special Meeting will still be held in a virtual format. No in person meeting will be held. You may participate in the DHC Special Meeting via internet webcast by visiting the following website and following the registration and participation instructions contained therein: http://www.virtualshareholdermeeting.com/DHC2023SM. Please follow the registration instructions set forth in the proxy statement filed by DHC with the Securities and Exchange Commission (the “SEC”) on July 21, 2023.

•	OPI shareholders (as of the Record Date): The OPI Special Meeting will still be held in a virtual format. No in person meeting will be held. You may participate in the OPI Special Meeting via internet webcast by visiting the following website and following the registration and participation instructions contained therein: http://www.virtualshareholdermeeting.com/OPI2023SM. Please follow the registration instructions set forth in the joint proxy statement/prospectus filed by OPI with the SEC on July 21, 2023.

As previously announced on April 11, 2023, DHC and OPI entered into a definitive merger agreement pursuant to which OPI will acquire all of the outstanding common shares of DHC in an all-share transaction. The transaction was unanimously recommended by special committees of the respective Board of Trustees of OPI and DHC, each comprised of independent, disinterested trustees, and unanimously approved by the respective Board of Trustees. OPI will be the surviving entity in the merger and intends to change its name to “Diversified Properties Trust” upon closing of the transaction and is expected to trade on The Nasdaq Stock Market LLC.

The DHC and OPI Boards of Trustees unanimously recommend that shareholders vote “FOR” all transaction-related proposals.

Any DHC shareholder with questions about the DHC Special Meeting or in need of assistance in voting the proxy should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Brokers and Banks Call Collect: (212) 380-6982

All Others Call Toll-Free: (800) 714-3310

Any OPI shareholder with questions about the OPI Special Meeting or in need of assistance in voting the proxy should contact:

MacKenzie Partners Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

Advisors

BofA Securities is acting as exclusive financial advisor to the DHC special committee and Sullivan & Cromwell LLP is acting as legal advisor to the DHC special committee in this transaction. J.P. Morgan Securities LLC is acting as exclusive financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to the special committee of OPI’s Board of Trustees in this transaction. JPMorgan Chase Bank, NA arranged OPI’s bridge loan.

About Diversified Healthcare Trust

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of June 30, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with approximately $36 billion in assets under management as of June 30, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

About Office Properties Income Trust

OPI is a national REIT focused on owning and leasing high quality office and mixed-use properties in select growth-oriented U.S. markets. As of June 30, 2023, approximately 63% of OPI's revenues were from investment grade rated tenants. OPI owned and leased 155 properties as of June 30, 2023, with approximately 20.8 million square feet located in 30 states and Washington, D.C. In 2023, OPI was named as an Energy Star® Partner of the Year for the sixth consecutive year. OPI is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with approximately $36 billion in assets under management as of June 30, 2023, and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. OPI is headquartered in Newton, MA. For more information, visit opireit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC and OPI use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon DHC’s and OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s and OPI’s forward-looking statements as a result of various factors. For example: (a) the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, some of which are beyond DHC’s and OPI’s control, and DHC and OPI cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the merger may not close on the contemplated terms or at all or it may be delayed, and (b) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to the Board of Trustees of DHC and OPI by a special committee of the respective Board of Trustees of DHC and OPI, comprised solely of disinterested, Independent Trustees of DHC and OPI, respectively, and were separately approved by the respective Independent Trustees and Board of Trustees of DHC and OPI. Despite this process, DHC and OPI could be subject to claims challenging the proposed merger or other transactions or DHC’s and OPI’s entry into the merger and related agreements because of the multiple relationships among DHC, OPI and The RMR Group LLC (“RMR”) and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to DHC and OPI management.

The information contained in DHC's and OPI’s periodic reports filed with the Securities and Exchange Commission (“SEC”), including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's and OPI’s forward-looking statements. DHC's and OPI’s filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC and OPI do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Transaction

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. Additional copies of documents filed with the SEC by OPI may be obtained for free on OPI’s Investor Relations website at www.opireit.com/investors or by contacting the OPI Investor Relations department at 1-617-219-1410. In addition to the registration statement and the joint proxy statement/prospectus, DHC and OPI file annual, quarterly and current reports and other information with the SEC. DHC’s and OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

DHC Investor Contacts:

Melissa McCarthy, Manager, Investor Relations

(617) 796-8234

Tom Germinario

D.F. King & Co., Inc.

(212) 493-6922

OPI Investor Contacts:

Kevin Barry, Director, Investor Relations

(617) 219-1410

Glen Linde

MacKenzie Partners, Inc.

(212) 378-7073

Media Contact:

Andrew Siegel / Michael Reilly

Joele Frank

212-355-4449